Exhibit 99.1

CTI BioPharma Announces Proposed Rights Offering

Rights Offering will be Available to All Stockholders of Record on February 13, 2020

$60 million expected to be raised; fully backstopped by BVF Partners L.P., Stonepine Capital, L.P., OrbiMed Private Investments VI, LP, and New Enterprise Associates, Inc.

SEATTLE, February 3, 2020 - CTI BioPharma Corp. (Nasdaq: CTIC) today announced its intent to raise $60 million through a fully backstopped rights offering. Under the terms of the rights offering, investors as of February 13, 2020 in CTI BioPharma’s common stock and preferred stock will receive a subscription right entitling them to purchase their pro rata share of the $60 million offering amount. The rights offering will be fully backstopped by BVF Partners L.P., Stonepine Capital, L.P., OrbiMed Private Investments VI, LP and New Enterprise Associates, Inc. each of which have agreed to purchase, at a minimum, its respective as-converted pro rata share of the offering amount, plus an additional amount of securities that are not subscribed for by other purchasers in the rights offering, for a total of up to $60 million.

Under the proposed rights offering (the “Rights Offering”), CTI BioPharma plans to distribute non-transferable subscription rights to purchase a portion of a share of CTI BioPharma’s common stock (“Common Stock”) or series X convertible preferred stock (“Series X Preferred”) to each stockholder of record of Common Stock, including Common Stock issuable upon conversion of the outstanding shares of CTI Biopharma’s series O convertible preferred stock (“Series O Preferred”) at $1.00 per share to such security holders of record as of the close of business on February 13, 2020 (the “Record Date”). The subscription rights will be exercisable for shares of Common Stock (or an equivalent number of Series X Preferred), with participation to be allocated among holders of its Common Stock and Series O Preferred on a pro rata basis (assuming full conversion of the Series O Preferred into shares of Common Stock), subject to the aggregate offering threshold and ownership limitations. The subscription rights may be exercised only during the anticipated subscription period of Friday, February 14, 2020, through 5:00 PM (Eastern Time) on Monday, March 2, 2020, unless extended. Any participant in the Rights Offering that, by exercise of its subscription right would become a holder of greater than 9.9% of the outstanding number of shares of Common Stock following the Rights Offering may elect to instead purchase Series X Preferred.

CTI BioPharma intends to sell the Series X Preferred at $10,000 per share, and any such holder so electing would have a right to purchase one 10,000th of a share of Series X Preferred for each share of Common Stock it had a right to purchase under the subscription rights. Each share of Series X Preferred is, subject to certain limitations, convertible into 10,000 shares of Common Stock at the election of the holder. The Series X Preferred generally have no voting rights, except as required by law, and will participate pari passu, on an as-converted basis, with any distribution of proceeds to holders of Common Stock and Series O Preferred in the event of CTI BioPharma’s liquidation, dissolution or winding up.

The Rights Offering will be made pursuant to CTI BioPharma’s effective shelf registration statement on file with the Securities and Exchange Commission and only by means of a prospectus supplement and accompanying prospectus. CTI BioPharma expects to mail subscription certificates evidencing the subscription rights and a copy of the prospectus supplement and accompanying prospectus for the Rights Offering shortly following the Record Date.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Certain existing shareholders of CTI BioPharma (the “Investors”), including BVF Partners L.P., CTI BioPharma’s largest shareholder, currently owning approximately 11.95% of CTI BioPharma’s outstanding Common Stock (and 23.1% on an as-converted basis), Stonepine Capital, L.P., OrbiMed Private Investments VI, LP and New Enterprise Associates, Inc. currently owning 6.23%, 8.62% and 5.59% of CTI BioPharma’s outstanding Common Stock, respectively, will backstop the Rights Offering and have agreed to purchase up to $60 million of Common Stock at a subscription price per share of $1.00 (or Series X Preferred at a price of $10,000 per share) in a private placement promptly at the conclusion of the Rights Offering, with the dollar amount to be purchased in such private placement reduced by the dollar amount sold by CTI BioPharma (including to the Investors and their respective affiliates) in the Rights Offering.

Concurrent with this press release, CTI is announcing the outcome of its recent meeting with the U.S. Food and Drug Administration and the subsequent amendment to the PACIFICA trial. For further details, see the concurrent press release relating to this meeting.

About CTI BioPharma Corp.
CTI BioPharma Corp. is a biopharmaceutical company focused on the acquisition, development and commercialization of novel targeted therapies for blood-related cancers that offer a unique benefit to patients and their healthcare providers. In particular, we are focused on evaluating pacritinib for the treatment of adult patients with myelofibrosis. CTI BioPharma is headquartered in Seattle, Washington.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding our expectations regarding plans, amounts and timing for the Rights Offering and the private placement to the Investors, future financing opportunities, the anticipated use of proceeds derived therefrom and expectations regarding participation in the Rights Offering.

Risks Related to Forward-Looking Statements
The forward-looking statements contained in this press release are based on current assumptions that involve risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to risks identified in our filings with the Securities and Exchange Commission. These forward-looking statements speak only as of the date hereof and we assume no obligation to update these forward-looking statements, and readers are cautioned not to place undue reliance on such forward-looking statements.

“CTI BioPharma” and the CTI BioPharma logo are registered trademarks or trademarks of CTI BioPharma Corp. in various jurisdictions. All other trademarks belong to their respective owner.

CTI BioPharma Investor Contacts:
Maeve Conneighton/Maghan Meyers
+212-600-1902
cti@argotpartners.com

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